LEGACY CAPITAL FUND, INC.
Statements of Financial Condition
December 31, 2015 and 2014

	2015	2014
Assets		
Receivable from Non-Customer	$ 20,000	$ 20,000
Total Assets	$ 20,000	$ 20,000
Liabilities and Stockholders' Equity		
Liabilities		
Commitments and Contingent Liabilities	$ -	$ -
Stockholders' Equity		
Common Stock - No Par Value		
1,000 Shares Authorized, Issued, and Outstanding	8,000	8,000
Retained Earnings	12,000	12,000
Total Stockholders' Equity	20,000	20,000
Total Liabilities and Stockholders' Equity	$ 20,000	$ 20,000

The accompanying notes are an integral part of these financial statements.